October 30, 2019

VIA EDGAR AND OVERNIGHT COURIER

Brittany Ebbertt

Craig Wilson

Mitchell Austin

Jan Woo

Office of Information Technologies and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:	OneConnect Financial Technology Co., Ltd. Response to the Staff’s Comment on the Draft Registration Statement on Form F-1 Confidentially Submitted on September 30, 2019 CIK No. 0001780531

Dear Ms. Ebbertt, Mr. Wilson, Mr. Austin, and Ms. Woo:

On behalf of our client, OneConnect Financial Technology Co., Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 10, 2019 regarding the Company’s draft Registration Statement on Form F-1 confidentially submitted to the SEC on September 30, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

Securities and Exchange Commission
October 30, 2019

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

Each of the Staff’s comments is repeated below in bold and is followed by the Company’s response. We have included page reference(s) in the Revised Draft Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also (i) included its unaudited condensed consolidated financial statements as of September 30, 2019, and for the nine months ended September 30, 2018 and 2019, and (ii) included other information and data to reflect recent developments.

The Company plans to publicly file the registration statement on Form F-1 (the “Registration Statement”) on or around November 4, 2019 and in accordance with the Jumpstart Our Business Startups Act and the Fixing America’s Surface Transportation Act, file an amendment to the Registration Statement to include the estimated price range and offering size and launch the road show no earlier than 15 days after the date thereof. The Company would appreciate the Staff’s prompt feedback to this submission.

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Securities and Exchange Commission
October 30, 2019

Corporate History and Structure

Contractual Arrangement with Shenzhen CA and Certain of Its Shareholders, page 74

1.                          We note that View Foundation International Limited, your wholly-owned subsidiary, has a PRC-incorporated subsidiary Zhang Tong Shun Technology Co., Ltd. (“Zhang Tong Shun”).  We further note that Zhang Tong Shun has entered into contractual arrangements with Shenzhen E-Commerce Safety Certificates Administration Co., Ltd. (“Shenzhen CA”) and its shareholders that allow View Foundation, through Zhang Tong Shun, to exercise effective control over the business operation of Shenzhen CA and benefit from the relevant economic interests derived from it.  Please tell us whether you intend to further summarize these agreements here and file the agreements as exhibits.

The Company respectively advises the Staff that Zhang Tong Shun, including its consolidated subsidiaries, does not constitute a “significant subsidiary” as defined under Rule 1-02 of Regulation S-X under the Exchange Act of 1934, as amended. For the Staff’s information, Zhang Tong Shun, including its consolidated subsidiaries, accounted for less than 5% of the Company and its other subsidiaries, respectively, under the investment test, asset test and income test pursuant to the same rule. Therefore, the Company does not intend to further summarize the contractual agreements with Shenzhen CA and certain of Shenzhen CA’s shareholders, in addition to the summary already included on page 75 of the Draft Registration Statement previously submitted, or file these agreements as exhibits.

Consolidated Statements of Comprehensive Income, page F-3

2.                          We note your response and revised disclosures to prior comment 10.  We continue to believe that your current presentation does not reflect the full cost of earning revenue. Please re-evaluate your ability to reliably allocate amortization expense to research and development expenses and cost of revenue, or revise to present expenses by nature on the face of your income statement.

The Company respectfully advises the Staff that the Company has further considered two possible solutions as stated in the comment letter, either to revise to present expenses by nature on the face of the income statement, or work out a solution to allocate amortization of intangible assets to cost of revenue and research and development expenses so that the full cost for earning revenue can be presented.

The “by nature” presentation alone lacks comparability with other technology companies, almost all of which present expenses by function, and is not helpful to investors to analyze the results of operation of the Company.

Securities and Exchange Commission
October 30, 2019

The Company has made further endeavor to explore an allocation method from fresh angle. With the assistance of a third party valuation firm, the original cost of RMB 690,910,000 of platform and application contributed by Ping An Group is split into two components. The first component of RMB 591,640,000 is arrived at based on a discounted cash flow valuation assuming that the Company had obtained the license to use the platform but had not obtained intellectual property rights of the platform and thus no revenue would be generated from new products in the future. The other component of RMB 99,270,000 is considered as the value related to the potential of intellectual property rights (such as software codes) which are to be used in research and development activities. The amortization of platform and application with an original cost of RMB 690,910,000 contributed by Ping An Group is then allocated to cost of revenue and research and development expenses based on the ratio of the above two components.

The Company respects the Staff’s comments and believes that by doing the allocation, the presentation of expenses by function with full cost of revenue presented can provide more relevant, reliable and meaningful information to investors.

In response to the Staff’s comments, the Company further updated the page F-3, Note 2.25 on page F-36, Note 3(K) on page F-39, Note 12 on page F-61 and Note 13 on page F-62 in F pages of the Revised Draft Registration Statement.

Securities and Exchange Commission
October 30, 2019

Should you have any questions about the responses contained herein, please contact the undersigned by phone at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:	/s/ Shuang Zhao
Shuang ZHAO, a Partner

cc:	Wangchun Ye, Chairman and Chief Executive Officer, OneConnect Financial Technology Co., Ltd.
Yiming Fei, Senior Vice President and Secretary of the Board of Directors, OneConnect Financial Technology Co., Ltd.
Lo Wei Jye Jacky, Chief Financial Officer, OneConnect Financial Technology Co., Ltd.
Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP
Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP
Anthony Chen, Partner, PricewaterhouseCoopers Zhong Tian LLP